SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               I.C.H. CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    44926L300
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                                 (CUSIP Number)

                                FEBRUARY 24, 1999
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|  Rule 13d-1(b)
        |X|  Rule 13d-1(c)
        |_|  Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 44926L300
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James R. Arabia

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        US
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                         5    SOLE VOTING POWER
                                                                 194,500
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                                               0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                                                 194,500
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                                                 0

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        194.500
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [X]
        Does not include 39,970 shares of Common Stock owned by a trust for the benefit of Mr. Arabia's wife. Mr. Arabia is neither a trustee nor a beneficial owner of the trust and therefore disclaims beneficial ownership of such shares.
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.1%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
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                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           I.C.H. Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           9255 Towne Centre Drive, Suite 600, San Diego, California  92121-3039

Item 2(a). Name of Person Filing:

           James R. Arabia

Item 2(b). Address of Principal Business Office:

           9255 Towne Centre Drive, Suite 600, San Diego, California  92121-3039

Item 2(c). Citizenship:

           U.S.

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           44926L300

Item 3.    Type of Reporting Person:

           This Statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership as of December 31, 1998:

           (a)      Amount beneficially owned:

                    194,500

           (b)      Percent of class:

                    7.1%

           (c)      Number of shares to which such person has:

                    (i)  sole power to vote or direct vote:

                         194,500

                    (ii) shared power to vote or direct vote:

                    (iii) sole power to dispose or to direct the disposition of:

                         194,500

                    (iv) shared power to dispose or direct the disposition of:

                         0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 1999                            /s/ James R. Arabia
                                               --------------
                                                James R. Arabia